Exhibit 99.1

FOR IMMEDIATE RELEASE

MATSON TO ACQUIRE HORIZON’S ALASKA OPERATIONS

Transaction value of $0.72 Per Common Share Plus Repayment of Debt

Acquisition Accretive to Matson’s Earnings and Cash Flow

Separately Horizon to Sell Hawaii Operations to Pasha and Terminate Puerto Rico Operations

Matson Investor Conference Call Today at 5:00 PM Eastern Time

HONOLULU, Hawaii (November 11, 2014) — Matson, Inc. (NYSE: MATX) and Horizon Lines, Inc. (OTCQB: HRZL) today announced that they have entered into a definitive merger agreement pursuant to which Matson will acquire the stock of Horizon, which will include its Alaska operations and the assumption of all non-Hawaii business liabilities (the “Transaction”).  Separately, Horizon today also announced that it has agreed to sell its Hawaii operations to The Pasha Group for $141.5 million (the “Hawaii Business Sale”) and intends to shut down its Puerto Rico liner operations by the end of 2014.

Under the terms of the Transaction, Matson will acquire Horizon for $0.72 per fully diluted common share, or $69.2 million, plus the repayment of debt outstanding at closing. The total value for the Transaction is $456.1 million (before transaction costs), based on Horizon’s net debt outstanding as of September 21, 2014, less the anticipated proceeds from the Hawaii Business Sale.

“The acquisition of Horizon’s Alaska operations is a rare opportunity to substantially grow our Jones Act business,” said Matt Cox, President and Chief Executive Officer of Matson. “Horizon’s Alaska business represents a natural geographic extension of our platform as a leader serving our customers in the Pacific. We expect this transaction to deliver immediate shareholder value through earnings and cash flow accretion via significant cost and operating synergies. We are also encouraged by the long-term prospects of the Alaska market, which mirrors Hawaii in many operational ways, despite different underlying economic drivers. Both markets depend on reliable, superior and timely container cargo service as part of vital supply lifelines — hallmarks of the Matson brand.”

Steve Rubin, President and Chief Executive Officer of Horizon, commented, “This transaction provides value for our shareholders while upholding our financial commitments. We wish the Matson team continued success in their new Alaska trade and we look forward to working with them to close this transaction and provide a seamless transition for our customers.”

The Boards of Directors of both companies have unanimously approved the Transaction, and Horizon shareholders representing 55 percent of the fully diluted equity, which also represents 41 percent of the outstanding voting common stock on November 11, 2014, have agreed to vote their shares in support of the Transaction.

Matson will fund the Transaction from cash on hand and available borrowings under its revolving credit facility.  The Transaction is expected to close in 2015 after the completion of Horizon’s sale of its Hawaii Business, Horizon’s shareholder approval, and other customary closing conditions.

In a separate announcement today, Horizon announced that it will cease operations and shut down its Puerto Rico domestic liner service.  Horizon’s decision to terminate its Puerto Rico service is independent of the Transaction, and Horizon intends to cease operations between the U.S. and Puerto Rico whether or not the Transaction is consummated.

Overview of Horizon’s Alaska Operations

Horizon has a long operating history in Alaska, pioneering container shipping into the market in 1964 under the Sea-Land banner.  Horizon deploys three diesel powered Jones Act qualified containerships and operates port terminals in Anchorage, Kodiak and Dutch Harbor.  Horizon’s Alaska service consists of two weekly sailings from Tacoma to Anchorage and Kodiak, and a weekly sailing to Dutch Harbor.  In addition to the three vessels deployed, Horizon has a reserve steam powered Jones Act containership for dry-dock relief.

Matson Financial Impact Highlights

Excluding the one-time items noted below, Matson expects the Transaction to be immediately accretive to earnings per share (“EPS”), providing low to mid-teens percent annual EPS accretion in years one and two post-closing, and approximately $0.35 to $0.45 annual EPS accretion thereafter.  In addition, within two years post-closing, Matson expects the Transaction to contribute approximately $70 million to consolidated EBITDA and to be approximately $1.00 accretive to annual cash flow per share.

Matson expects one-time pre-tax transaction closing costs to be approximately $25 million and one-time pre-tax restructuring and integration costs of approximately $20 to $25 million.

Advisors

BofA Merrill Lynch and RBC Capital Markets are serving as financial advisors to Matson and Gibson, Dunn & Crutcher LLP is serving as legal advisor. Goldman, Sachs & Co. is serving as financial advisor to Horizon Lines and Kirkland & Ellis LLP is serving as legal advisor.

Conference Call and Webcast of Investors and Analysts

In connection with this press release, Matson will hold a conference call today, November 11, 2014, at 5:00 PM Eastern Time. Investors and research analysts may call 1-877-312-5524 or 1-253-237-1144 and request the Matson call or conference number 34163842. The conference call will also be broadcast live over the Internet and will include a slide presentation that can be accessed on Matson’s website at www.matson.com; Investor Relations.  A replay of the conference call will be available approximately two hours after the call through November 18, 2014 by dialing 1-855-859-2056 or 1-404-537-3406 and using the conference number 34163842.  The slides and audio webcast of the conference call will be archived on the Investor Relations page of Matson’s website.

About Matson

Founded in 1882, Matson is a leading U.S. carrier in the Pacific. Matson provides a vital lifeline to the island economies of Hawaii, Guam, Micronesia and select South Pacific islands, and operates a premium, expedited service from China to Southern California. Matson’s fleet of 21 owned and chartered vessels includes containerships, combination container and roll-on/roll-off ships and custom-designed barges. Matson Logistics, established in 1987, extends the geographic reach of Matson’s transportation network throughout the continental U.S. Its integrated, asset-light logistics services include rail intermodal, highway brokerage and warehousing. Additional information about Matson, Inc. is available at www.matson.com.

About Horizon

Horizon Lines, Inc. is one of the nation’s leading domestic ocean shipping companies and the only ocean cargo carrier serving all three noncontiguous domestic markets of Alaska, Hawaii and Puerto Rico from the continental United States.  The company owns a fleet of 13 fully Jones Act qualified vessels and operates five port terminals in Alaska, Hawaii and Puerto Rico.  A trusted partner for many of the nation’s leading retailers, manufacturers and U.S. government agencies, Horizon Lines provides reliable transportation services that leverage its unique combination of ocean transportation and inland distribution capabilities to deliver goods that are vital to the prosperity of the markets it serves. The company is based in Charlotte, NC, and its stock trades on the over-the-counter market under the symbol HRZL.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving Matson and Horizon. Horizon intends to file with the Securities and Exchange Commission (“SEC”) a proxy statement in connection with the proposed transaction with Matson. Horizon also intends to file with the SEC other documents regarding the proposed transaction. The definitive proxy statement will be sent or given to the stockholders of Horizon and will contain important information about the proposed transaction and related matters. SECURITY HOLDERS OF HORIZON ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain copies of the proxy statement (when available) and other documents filed by Matson and Horizon, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Matson will be made available free of charge on Matson’s website at www.matson.com. Copies of documents filed with the SEC by Horizon will be made available free of charge on Horizon’s website at www.horizonlines.com.

Participants in the Solicitation

Matson, Inc. and Horizon Lines, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Horizon common stock in respect of the proposed transaction. Information about Matson’s directors and executive officers is set forth in the proxy statement for Matson’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 10, 2014. Information about Horizon’s directors and executive officers is set forth in the proxy statement for Horizon’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the Horizon proxy statement and other relevant materials to be filed with the SEC by Matson and Horizon regarding the proposed merger when they become available.  Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Matson or Horizon using the sources indicated above.

Forward-Looking Statements

Certain information set forth in this communication, including financial estimates, projections about the industries and markets in which Matson and Horizon operate, and statements as to the expected timing, completion and effects of the proposed merger between Matson and Horizon, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “predict,” “project,” “would” and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Matson and/or Horizon and are subject to significant risks and uncertainties outside of Matson’s and/or Horizon’s control.

Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Horizon’s stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; risks related to the proposed divestiture of Horizon’s Hawaii business; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger and divestiture of Horizon’s Hawaii business may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the synergies and other benefits expected from the proposed merger; risks related to integration of the non-Hawaii business of Horizon following consummation of the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Matson and Horizon to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Matson and Horizon, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, in the case of Matson, and for the quarters ended March 23, 2014, June 22, 2014 and September 21, 2014, in the case of Horizon, and other documents filed by Matson and Horizon with the SEC, which are available at the SEC’s website http://www.sec.gov. Neither Matson nor Horizon is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Matson Investor Relations Inquiries: Jerome Holland Matson, Inc. 510.628.4021 jholland@matson.com	Matson Media Inquiries: Jeff S. Hull Matson, Inc. 510.628.4534 jhull@matson.com

Jim Barron/Emily Deissler Sard Verbinnen & Co 212.687.8080

Horizon Lines Investor Relations Inquiries: Mike Avara Horizon Lines 704.973.7027 mavara@horizonlines.com	Horizon Lines Media Inquiries: Michael Vooss Vooss Hanemann Associates, Inc. 212.877.9900